August 6, 2025

Tim Adams
Chief Financial Officer
Rapid7, Inc.
120 Causeway Street
Boston, MA 02114

        Re: Rapid7, Inc.
            Form 10-K for the Year Ended December 31, 2024
            File No. 001-37496
Dear Tim Adams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology